SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

USG CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

903293 40 5

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2006

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 2 OF 9 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5) 8 SHARED VOTING POWER 6,500,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 (see Item 5) 10 SHARED DISPOSITIVE POWER 6,500,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.56% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 3 OF 9 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,500,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,500,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.56% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 4 OF 9 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,500,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,500,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.56% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 5 OF 9 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,500,000 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,500,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.56% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 6 OF 9 PAGES

This Statement on Schedule 13D is filed with respect to 6,500,000 shares (the “Shares”) of the Common Stock, par value $0.10 per share, of USG Corporation (“USG”) held by National Indemnity Company (“NICO”). NICO is a wholly-owned subsidiary of OBH Inc. (“OBH”), which is a wholly-owned subsidiary of Berkshire Hathaway Inc. (“Berkshire”). NICO, OBH and Berkshire are referred to herein collectively as the “Berkshire Entities.” The acquisition of the Shares was reported previously in a Statement on Schedule 13G, filed with the Securities and Exchange Commission (the “Commission”) by the Berkshire Entities and Warren E. Buffett (“Mr. Buffett”) on November 27, 2000.

Item 1. Security and Issuer

The name of the subject company is USG Corporation, a Delaware corporation, and the address of its principal executive office is 125 S. Franklin St., Chicago, IL 60606. The class of securities to which this Statement relates is the common stock of USG, par value $0.10 per share (“Common Stock”).

Item 2. Identity and Background

(a)-(c); (f) This Statement is filed by the Berkshire Entities and Mr. Buffett, who may be deemed to control the Berkshire Entities. The information concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett and each of the executive officers and directors of the Berkshire Entities is filed as Exhibit 1 hereto.

(d); (e) During the last five years, none of the Berkshire Entities or Mr. Buffett, or, to their knowledge, any of the directors or executive officers of the Berkshire Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Shares were acquired in open market purchases using internally generated funds of NICO. No funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 4. Purpose of Transaction

NICO acquired the Shares for investment purposes. At the present time, the Berkshire Entities and Mr. Buffett have no intention to effect any of the transactions specified in Item 4 of Schedule 13D, except as described in Item 6 (the answer to which is incorporated herein by reference).

Item 5. Interest in Securities of the Issuer

(a) NICO is the holder of record of the Shares, which constitute 14.56% of USG’s outstanding Common Stock. Mr. Buffett may be deemed to control Berkshire, which controls NICO. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of NICO, also may be considered to have beneficial ownership of the Shares.

(b) NICO has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, who may be deemed to control NICO, directs the investments of NICO. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

(c) None of the Berkshire Entities or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty days immediately preceding the date hereof.

(d); (e) Not applicable.

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 7 OF 9 PAGES

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 30, 2006, Berkshire and USG entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”), a Shareholder’s Agreement (the “Shareholder’s Agreement”) and a Registration Rights Agreement (“Registration Rights Agreement”). The following summary of the Equity Commitment Agreement, the Shareholder’s Agreement and the Registration Rights Agreement is not a complete description of such agreements and is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated herein by reference.

Pursuant to the Equity Commitment Agreement, and subject to the terms and conditions thereof, Berkshire has agreed to provide a backstop commitment to purchase up to 45,000,000 unsubscribed shares in a rights offering by USG to its shareholders, and USG has agreed to sell up to 45,000,000 unsubscribed shares to Berkshire or a subsidiary of Berkshire. The rights offering and Berkshire’s backstop commitment are components of the funding for USG’s proposed Chapter 11 plan of reorganization and its exit from bankruptcy. In the rights offering, USG will issue to the holder of each share of the Common Stock one right to purchase one share of Common Stock for a cash purchase price of $40.00. Berkshire has agreed to purchase one share of Common Stock for each right that is not exercised in the rights offering, up to a cap of 45,000,000 shares, for a maximum aggregate purchase price of $1.8 billion. Berkshire will deposit U.S. Treasury securities with a market value of at least $1.8 billion into an escrow account, and such escrowed funds, or the balance thereof, will be returned to Berkshire following the satisfaction or termination of its backstop obligations. In consideration of Berkshire’s backstop commitment, upon a final order of approval of the Equity Commitment Agreement by the United States Bankruptcy Court, USG will pay to Berkshire a non-refundable commitment fee of $100 million. USG may extend Berkshire’s backstop commitment, which expires September 30, 2006, to November 14, 2006 upon payment of an additional non-refundable fee of $20 million. Under the Registration Rights Agreement, USG has granted Berkshire certain registration rights with respect to its shares of Common Stock.

The Shareholder’s Agreement, entered into in conjunction with the Equity Commitment Agreement, provides that Berkshire will vote all shares of Common Stock that it beneficially owns in favor of any shareholder approval that may be required by the New York Stock Exchange in order to effect USG’s rights offering.

The Shareholder’s Agreement also provides that, for a period of seven years following the consummation of USG’s rights offering, Berkshire will not acquire equity securities of USG if, as a result of such acquisition, Berkshire would beneficially own more than 40% of the voting securities of USG, on a fully diluted basis (or such higher percentage that Berkshire beneficially owns after giving effect to the purchase of shares of Common Stock pursuant to the Equity Commitment Agreement). In addition, Berkshire has agreed that, during such seven-year period, it will not solicit proxies with respect to securities of USG or submit a proposal or offer involving a merger, acquisition or other extraordinary transaction unless such proposal or offer is (i) requested by USG’s Board of Directors, or (ii) is made to USG’s Board of Directors confidentially, is approved by a majority of the voting securities of USG not owned by Berkshire, is determined by USG’s Board of Directors to be fair to USG and its shareholders and, if the proposed transaction is not a tender offer for all shares of Common Stock or an offer for USG’s entire company, is accompanied by an undertaking to offer to acquire all shares of Common Stock outstanding after completion of the transaction at the same price per share as was paid in the transaction. Berkshire also has agreed for such seven-year period to vote its shares of Common Stock (other than those held prior to the rights offering, those obtained by virtue of rights received by Berkshire with respect to its pre-rights offering shares, and certain distributions with respect to each of the foregoing) in proportion to the total votes cast in any shareholder vote (subject to limited exceptions described below). If Berkshire receives notice (during a specified period) from USG that purchases or sales of Common Stock by it or certain of its affiliates would prevent USG from carrying back a net operating loss attributable to a specified payment to an Asbestos Personal Injury Trust, Berkshire has agreed that it will not make such purchases or sales until the period ends.

Under the Shareholder’s Agreement, for the same seven-year period, USG has agreed to exempt Berkshire from USG’s existing or future poison pills to the extent that Berkshire complies with the terms and conditions of the Shareholder’s Agreement. If USG proposes a poison pill to its shareholders that does not contain this agreed exemption, Berkshire may vote without restriction all the shares it holds in a shareholder vote to approve or disapprove the proposed poison pill. USG also has agreed that, after the seven-year standstill period ends, during such time that Berkshire owns equity securities of USG, Berkshire will be exempted from any USG poison pill, except that such poison pill may require that Berkshire does not acquire (although it may continue to hold) beneficial ownership of more than 50% of the voting securities of USG, on a fully diluted basis, other than pursuant to an offer to acquire all shares of Common Stock that is open for at least sixty calendar days.

By amendment dated January 30, 2006, USG amended its existing Shareholder Rights Plan to reflect the exemption of Berkshire during the seven-year standstill period in accordance with the terms and conditions of, and subject to Berkshire’s compliance with, the Shareholder’s Agreement, and to provide that rights issued pursuant to such plan will expire eleven days following the effectiveness of USG’s plan of reorganization. In addition, USG entered into a new Reorganization Rights Plan, effective January 30, 2006, which creates a second poison pill that also exempts Berkshire during the seven-year standstill period on the terms and conditions set forth in the Shareholder’s Agreement, subject to Berkshire’s compliance with such agreement.

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 8 OF 9 PAGES

Other than as set forth above, including in the agreements set forth above and filed as exhibits hereto, or otherwise described in this Statement, none of the Berkshire Entities or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

(1)	Certain Information About the Reporting Persons and the Executive Officers and Directors of the Reporting Persons

(2)

Equity Commitment Agreement, dated as of January 30, 2006, by and between Berkshire and USG (incorporated herein by reference to Exhibit 10.2 to USG Corporation’s Current Report on 8-K

filed with the Commission on January 30, 2006)

(3)

Shareholder’s Agreement, dated as of January 30, 2006, by and between Berkshire and USG (incorporated herein by reference to Exhibit 10.3 to USG Corporation’s Current Report on 8-K

filed with the Commission on January 30, 2006)

(4)

Registration Rights Agreement, dated as of January 30, 2006, by and between Berkshire and USG (incorporated herein by reference to Exhibit 10.4 to USG Corporation’s Current Report on 8-K

filed with the Commission on January 30, 2006)

(5)	Joint Filing Agreement required by Rule 13d-1(k)(1)

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 9 OF 9 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: January 31, 2006

WARREN E. BUFFETT

/s/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

OBH, INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/s/ MARK MILLARD
Name:	Mark Millard
Title:	Assistant Secretary